UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

First quarter 2008 Earnings Report

April 24, 2008

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported its unaudited, preliminary results for the first quarter of 2008 today. All comparisons are with respect to the comparable period of the prior year.

Effective January 1, 2008, OMA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs) and their interpretations (INIFs). These changes, which include the end of inflation adjustments to financial statements, are summarized in the Notes section of this report.

Highlights

First quarter 2008 (compared to the first quarter of 2007)

•	Passenger traffic totaled 3.7 million in the quarter, an increase of 11.5%. Ten of our 13 airports reported increases. Domestic traffic grew 15.8%; international traffic decreased 2.0%.
•	Total net revenues increased 11.9% to Ps. 502 million.
•	Cost of services and administrative expenses rose a combined 7.3% to Ps. 173 million, as compared to Ps. 161 million in the same period of 2007.
•	Cost of services and administrative expenses per passenger decreased 3.7% to Ps. 46.1, as compared to Ps. 47.9 in the same period of 2007.
•	Operating income increased 15.5%.
•	Adjusted EBITDA rose 15.1% to Ps. 289 million, equivalent to a 57.5% margin.
•	Net income was Ps. 270 million, an increase of 112.5% over the prior year period. Earnings per share were Ps. 0.70, or US$0.52 per American Depositary Share (ADS).

Passenger Traffic

First quarter 2008

During the first quarter of 2008, total passenger traffic increased 11.5% (+386,182 terminal passengers) as compared to the first quarter of 2007. Ten of our thirteen airports recorded increases in total traffic, and six airports had double digit rates of growth. The airports with the highest rates of growth were Reynosa, Ciudad Juárez, and Culiacán (See Annex Table 1, Passenger Traffic). The rates of growth for the quarter were affected by seasonal factors, specifically as a result of Easter and Holy Week vacations falling in March. The low cost carriers (Alma, Avolar, Interjet, VivaAerobus, and Volaris) carried 30.7% of all passengers during the quarter. The number of airport operations increased 3.2% compared to the first quarter of 2007.

Domestic traffic grew 15.8% as compared to the same quarter of 2007. Eleven of our 13 airports had increases in domestic traffic. This growth was due principally to the opening of four new domestic routes by the low cost carriers named above and increased frequencies by some traditional airlines.

Reynosa had the largest percentage increase in domestic traffic, followed by Ciudad Juárez and Culiacán. Passenger traffic declined 3.8% at Torreon, where there was a reduction in the number of passengers carried by traditional airlines, and 3.7% at Zacatecas, as a result of the suspension of operations of Líneas Aéreas Azteca.

International traffic decreased 2.0% compared to the first quarter of 2007. The largest reductions occurred in airports located in tourist destinations (Acapulco, Mazatlán, and Zihuatanejo), which accentuated the negative trends from the reduction of frequencies of scheduled and charter flights.

Eight airports registered increases in international passengers, with noteworthy increases at San Luis Potosí, Chihuahua, Culiacán, Torreón, and Monterrey as a result of the opening of some international routes and the performance of the traditional carriers.

Revenues

Total net revenues during the first quarter of 2008 were Ps. 501.8 million, an 11.9% increase as compared to the first quarter of 2007. The mix of revenues in the first quarter of 2008 was 81.7% aeronautical revenues and 18.3% non-aeronautical revenues.

Aeronautical net revenues in the first quarter of 2008 increased 12.3%, or Ps. 44.8 million, as compared to the first quarter of 2007.

In the first quarter, revenues from domestic passenger charges (TUA, tarifa de uso de aeropuerto) grew 22.7% in the first quarter of 2007; international passenger charges grew 1.0%; and other airport services increased 3.4%. Aeronautical revenue per passenger increased 0.7%.

Non-aeronautical revenues increased 10.5%, or Ps. 8.7 million, during the first quarter of 2008. The growth in non-aeronautical revenues reflects the increase in passenger traffic, initiatives to improve the commercial areas in our airports, and investments to automate and make more efficient the operation of the parking facilities. Some of the most important initiatives carried out during this period were:

•	Installation of new prepaid parking systems in Culiacán and Tampico and new automatic tellers for prepaid parking in the Monterrey, Ciudad Juárez, and Chihuahua airports.
•	Lease of new car rental areas in the airports of Monterrey, Mazatlán, Acapulco, Torreón, and Tampico; and the lease of land for rental car parking at the Ciudad Juárez airport.

The revenue items that showed the most significant increases were:

•	parking (+Ps. 3.3 million, or 13.7%);
•	restaurants (+Ps. 1.8 million, or 25.4%);
•	advertising (+Ps. 0.9 million, or 10.2%);
•	retail leases (+Ps. 0.8 million, or 10.2%); and
•	car rental (+Ps. 0.6 million, or 9.2%).

Duty free revenues declined 6.7%, as a result of the reduction in international passenger traffic.

Non-aeronautical revenues per passenger during the first quarter were Ps. 24.5, a 0.9% decrease compared to the prior year period.

 Costs and operating expenses

Cost of services and administrative expenses, which are the direct result of the company’s operating activities, increased by 7.3% in the first quarter of 2008, compared to the prior year period. Costs and administrative expenses per passenger declined 3.7% in the first quarter of 2008, as compared to the prior year period. This reduction is a result of economies of scale from the increase in traffic, as well as cost control measures pursued by the Company.

Cost of services increased 1.4% as compared to the prior year period, principally as a result of the change in retirement provisions, as a result of the adoption of NIF D-3 “Employee benefits” effective January 1, 2008.

General and administrative expenses increased 17.8% in the first quarter of 2008, as compared to the same period of 2007, principally as a result of increases for payroll of Ps. 6.2 million, professional fees (legal, audit, tax, etc.) for Ps. 6.4 million, and market studies for Ps. 2.5 million.

Airport concession taxes and the technical assistance fee are calculated as a percentage of gross revenues and Adjusted EBITDA before technical assistance, respectively. Airport concession taxes increased 15.7%, and the technical assistance fee increased 1.0% in the first quarter of 2008.

Depreciation and amortization increased 14.1% during the first quarter of 2007, as a result of a higher level of investments during the year.

Total costs and operating expenses were Ps. 297.9 million in the first quarter of 2008, an increase of 9.6%, as compared to the same period of 2007, principally as a result of increases in general and administrative expenses and depreciation and amortization.

Operating income was Ps. 204.0 million in the first quarter of 2008, an increase of 15.5% as compared to the prior year period. The increase in operating income resulted from the faster growth of revenues as compared to costs and expenses.

 Adjusted EBITDA

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 15.1% during the first quarter of 2008 to Ps. 288.7 million.

The Adjusted EBITDA margin for the first quarter was 57.5%, an increase as compared to 55.9% in the first quarter of 2007.

Other income (expense), financing income, and taxes

Other income (expense), net during the first quarter 2008 was income of Ps. 102.5 million, as compared to an expense of Ps. (2.5) million in the prior year period, as a result of the cancellation of a provision of Ps. 104.2 million for deferred Employees’ Statutory Profit Sharing (PTU).

Integral financing income in the first quarter of 2008 was Ps. 25.7 million, an increase of 21.4% compared to the same quarter of 2007. This is principally the result of the elimination of monetary adjustments, from the application of NIF B-10, which was partially offset by an exchange loss as compared to an exchange gain in the 2007 period.

Tax expense in the first quarter of 2008 was Ps. 62.0 million, a reduction of 8.9% as compared to Ps. 68.1 million in the first quarter of 2007.

Net Income

Net income in the first quarter of 2008 was Ps. 270.1 million, an increase of 112.5% as compared to net income of Ps. 127.1 million in the first quarter of 2007; earnings per share were Ps. 0.70, or US$0.52 per ADS. Each ADS represents eight Series B shares.

Capital expenditures

Capital expenditures totaled Ps. 597.4 million in the first quarter of 2008. These investments include those under the Master Development Plan and strategic investments, and were principally used for the acquisition of land reserves, to improve and expand the terminals, runways, platforms; and the acquisition of equipment.

Investments were made in all 13 airports, and the principal investments in the first quarter of 2008 were:

•	Acquisition of land reserves.
•	Advance in the construction of Terminal B and expansion of temporary Terminal C at Monterrey airport.
•	Beginning of the expansion of the terminal building of the Reynosa airport and the remodeling of the Mazatlán airport.
•	Start up of the expansion of parking at the Culiacán and Zacatecas airports.
•	Terminal improvements in the airports of Ciudad Juárez, Zihuatanejo, Zacatecas, and Durango.
•	Improvements of the runways and platforms in the airports of Durango, Ciudad Juárez, Monterrey, Tampico, Culiacán, Torreón, and Zacatecas.
•	Acquisition of equipment for the Tampico, Mazatlán y Culiacán airports.

Liquidity

OMA’s financial statements effective January 1, 2008 reflect the implementation of NIF B-2 “Cash flow statement” which replaces Bulletin B-12 “Statement of changes in financial condition.” NIF B-2 requires showing the gross inflows and outflows of cash that occurred during a period; these variations are classified as operating activities, investing activities, and financing activities. The cash flow statement for the first quarter of 2008 is presented in Annex Table 4.

During the first quarter of 2008, OMA generated cash from operations totaling Ps. 247.8 million. Net cash of Ps. 289.9 million was used for investing activities. Finally there was an outflow of Ps. 156.9 million for financing activities, principally for the payment of dividends.

The result was a Ps. 199.0 million reduction in cash and equivalents from the level as of December 31, 2007. As of March 31, 2008, OMA had cash and cash equivalents of Ps. 1,557.7 million.

Subsequent developments

Annual Ordinary and Extraordinary Shareholders’ Meeting: The summary of the resolutions adopted by the Shareholders’ Meeting on April 3, 2008 are available on OMA’s website, (http://ir.oma.aero). Among the most important actions:

•	Declare a cash dividend of Ps. 434.2 million, which will be paid in four equal installments of Ps. 0.2714 each on July 15, 2008, October 15, 2008, January 15, 2009, and April 15, 2009.
•	Approved the use of up to Ps.300 million for share repurchases in 2008.
•	Amended the company’s bylaws in order to strengthen corporate governance.

Fourth quarterly dividend payment: On April 15, 2008 OMA paid the fourth installment of the dividend approved by the Shareholders’ Meeting held on April 27, 2007. The amount for each installment was Ps. 0.26851588645 per share.

OMA will hold a conference call on April 28, 2008 at 10:00 am EST, 9:00 am Mexico City time.

The conference call is accessible by calling (800) 762-8795 toll-free from the U.S. or +1 (480) 629-9031 from outside the U.S. The confirmation code is 3872781. A taped replay will be available through May 5, 2008 at (800) 406-7325 toll free or +1 (303) 590-3030.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

 Annex Table 1

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Principal 2008 Changes in Accounting Practices: OMA implemented several accounting changes as a result of the following changes in Mexican Financial Reporting Standards (NIFs) and their interpretation (INIFs), which became effective on January 1, 2008:

•

NIF B-10 “Effects of inflation” provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal too r greater than 26%. As a result of this change, the amounts for the first quarter of 2008 are stated in nominal pesos.

•

INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10”, which provides that amounts from the first quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power.

•

NIF D-3 “Employee benefits” includes, among other items, changes in the estimation of current and deferred employees’ statutory profit sharing (PTU), using the method established in NIF D-4 “Income taxes,” and the recognition of career paths of employees when making actuarial calculations.

•

NIF B-2 “Cash flow statements” replaces Bulletin B-12 “Statement of changes in financial condition.” As a result, the Statement of Cash Flows for the first quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the first quarter of 2007.

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services, including airport and complementary revenues. Airport revenues include departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Complementary services include ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: the weighted average of shares or ADS outstanding for each period (3 months and 12 months) is used, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.6987/US$.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (NIF): financial statements and other information are presented in accordance with current Mexican Financial Reporting Standards (NIFs) and Mexican Interim Financial Reporting Standards (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Presentation of prior period financials: With the adoption of NIF B-10 “Effects of inflation”, INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10” provides that financial statements from periods prior to January 1, 2008 are to be presented in monetary units of the purchasing power of the last financial statements that included inflation adjustments, i.e., in pesos of December 31, 2007 purchasing power.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements for the first quarter of 2008 are unaudited, preliminary statements.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

 About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

 Date: April 25, 2008